ECO ALLIES INC.

601 E. Charleston Blvd. Suite 100

Las Vegas, NV 89104

Phone: (818) 326-6018

Attorney Dorrie Yale

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	ECO ALLIES INC.
Form 1-A Post Qualification Amendment No. 1 Filed: August 23, 2022 Response Dated: August 29, 2022 File No. 024-11554 August 29, 2022

Dear Ms. Yale:

This letter sets forth the request of ECO ALLIES INC., (“ECO ALLIES” or the “Company”) for Qualification of its Form 1-A Post Qualification Amendment No. 1.

Kindly be advised that ECO ALLIES. requests that its Post Qualification Amendment No. 1 be qualified on Tuesday, August 30, 2022 at 9 am EDT.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (818) 326-6018 or our General Counsel, Arnold F. Sock, Esquire at 310-714-0747. Thank you for your attention to this matter.

ECO ALLIES INC.

/s/ Jack Honour
Name:	Jack Honour
Title:	Co-Chief Executive Officer